Philips provides update on financial results development in its Television business

March 28, 2011

Amsterdam, the Netherlands – Based on the most recent developments in the market, Royal Philips Electronics (NYSE: PHG, AEX: PHI) updates the market on the financial performance of the company’s Television business in the first quarter of 2011.

Pricing pressure remained severe in the television market, while Philips took clear actions to further reduce inventory as previously indicated. Philips said on January 24 of this year, when it reported its fourth-quarter results, that inventory in the channels for its Television business would cause some headwind in the early part of the year and the company now expects an EBITA loss for the TV business of between EUR 100 million and EUR 120 million for the first quarter of 2011.

Philips reiterates that profitability in its Television business remains a major issue and resolving this is an absolute priority for the company.

The company is scheduled to report first-quarter earnings on April 18, 2011.

For further information, please contact:
Joost Akkermans
Corporate Communications
Tel: +31 20 5977 406
E-mail: joost.akkermans@philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a diversified health and well-being company, focused on improving people’s lives through timely innovations. As a world leader in healthcare, lifestyle and lighting, Philips integrates technologies and design into people-centric solutions, based on fundamental customer insights and the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs 119,000 employees in more than 60 countries worldwide. With sales of EUR 25.4 billion in 2010, the company is a market leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as lifestyle products for personal well-being and pleasure with strong leadership positions in flat TV, male shaving and grooming, portable entertainment and oral healthcare. News from Philips is located at www.philips.com/newscenter.

Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.